Mail Stop 4720

September 14, 2009

Mr. Neil Reithinger
Baywood International, Inc.
9380 E. Bahia Drive, Suite A201
Scottsdale, Arizona 85208

Re: Baywood International, Inc.
        Revised Preliminary Information Statement filed on August 28, 2009
        File No. 0-22024

Dear Mr. Reithinger:

        We have reviewed your response to our comment letter dated August 12, 2009
provided with the above-referenced filing and have the following comments.

The Agreement and Asset Sale – Opinion of the Lyndon Group, page 7

1. Please expand your discussion of the fairness opinion to describe the analyses
   performed by the Lyndon Group and explain how these analyses support its
   determination that the transaction is fair to the shareholders from a financial point
   of view. For example, did the Lyndon Group perform a discounted cash flow
   analysis, comparable transaction analysis or other analyses? Please describe the
   factors considered in the analyses performed. For example, if a discounted cash
   flow analysis was performed, what were the projected cash flows and discount
   rate used and if a comparable transaction analysis was performed what were the
   transactions considered comparable and how were they used to determine the
   fairness of this transaction?

2. Please disclose the fee paid to the Lyndon Group and disclose the portion, if any,
   that is contingent on the consummation of the transaction.

        We suggest that you consider submitting a revised preliminary information statement
correcting the above-mentioned issues. Upon receipt of a revised information statement
addressing these issues, we may have additional comments.

You may contact Suzanne Hayes at (202) 551-3675 or the undersigned, Jeffrey Riedler at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Amy Trombly
        Trombly Business Law
        1320 Centre Street, Suite 202
        Newton, Massachusetts 02459